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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **September, 2008**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: September 24, 2008

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. **# 780919106**   TSX.V:RSM
  LISTED: STANDARD & POORS   OTCBB:RYSMF

GOLDWEDGE PROJECT, NYE COUNTY, NEVADA
UNDERGROUND DEVELOPMENT HAS IDENTIFIED A NEW GOLD ZONE

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., "RSM", SEPTEMBER 23, 2008 MANHATTAN, NEVADA, Royal Standard Minerals Inc. is pleased to announce that the underground program has intersected the targeted gold zone at about 250 feet below the surface. The current mineralized zone is approximately 75 feet in width indicating gold grades that average approximately 0.20 opt gold that includes 25 feet of 0.462 opt gold, based upon results from the Company's in-house analytical laboratory and includes check assays of all results that exceed 0.025 opt gold, according to Roland M. Larsen, Qualified Person.

The initial results indicated by underground development is that the extent of this zone is more than 300 feet within the area tested and is open along strike, down plunge toward the northwest. The depth extent is not known from the underground drifting program, however, previous surface drilling results indicate that high quality gold intercepts of 0.25-0.30+ opt indicated thicknesses of up to 250 feet before the drill hole passed through the structure(s) occurs as reported in numerous prior press releases. Underground drilling will commence soon, currently a surface drill is testing the southern extension of the property. An underground drilling program is planned to test the vertical and lateral extent of this gold mineralized zone. Preparations are underway to further develop this gold zone.

At the Pinon gold-silver project, the Company has plans to complete three additional monitoring wells on a second heap leach pad location this month as part of the permitting process for this proposed development project.

RSM is a natural resource exploration and development company. For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

For more information
Please call Roland Larsen, Qualified Person NI-43-101 @ (775) 487-2454 or FAX @ (775) 775-2460
Visit our website at RoyalStandardminerals.com